November 8, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin L. Vaughn, Accounting Brach Chief

Re:	Lucid, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 29, 2013
File No. 001-35379

Ladies and Gentlemen:

This letter is submitted on behalf of Lucid, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed on March 29, 2013, and the Company’s Forms 10-Q for the quarters ended March 31 and June 30, 2013 filed on May 20, 2013 and August 9, 2013, respectively, as set forth in your letter dated November 1, 2013 addressed to Richard J. Pulsifer, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.

Form 10-K for the year ended December 31, 2012
Exhibit 31.1 and 31.2

1.	We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend the filing to include revised certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

United States Securities and Exchange Commission

November 8, 2013

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it will amend Form 10-K for the year ended December 31, 2012 to include revised certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

2.	As a related matter we note that your Exhibit 31.1 and 31.2 certifications filed with your Forms 10-Q for the quarters ended March 31, and June 30, 2013 do not include all of the introductory language prescribed by Item 601(b)(31) of Regulation S-K. Accordingly please amend your Forms 10-Q for the quarters ending March 31, and June 30, 2013 to include revised certifications that include the complete introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it will amend Forms 10-Q for the quarters ended March 31 and June 30, 2013 to include revised certifications that include the complete introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 617.348.9821, or our outside counsel Raymond C. Zemlin at Goodwin Procter LLP at 617.570.1512.

Sincerely,

/s/ Richard J. Pulsifer
Richard J. Pulsifer
Chief Financial Officer

cc: Raymond C. Zemlin, Goodwin Procter LLP